Exhibit 99.7

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in Registration Statement No. 333-273541 on Form F-10 of our report dated August 23, 2023 relating to the financial statements of New Pacific Metals Corp. appearing in this Current Report on Form 6-K dated August 24, 2023.

/s/ Deloitte LLP

Chartered Professional Accountants
Vancouver, Canada
August 24, 2023